Filed by RedBall Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RedBall Acquisition Corp.

Commission File No. 001-39440

Date: April 18, 2022

SeatGeek Announces Record Fourth Quarter and Fiscal 2021 Financial Results

NEW YORK, NY – April 18, 2022 – SeatGeek, the technology platform that is transforming the live-event experience for fans, teams, and venues, today announced record financial results for the fourth quarter and fiscal year ended December 31, 2021.

As previously announced, SeatGeek entered into a Business Combination Agreement with RedBall Acquisition Corp. (“RedBall”), a publicly traded special purpose acquisition company (NYSE:RBAC).

Key Financial Results

$ Million	For the Three Months Ended
	December 31, 2021	September 30, 2021[1,2]	December 31, 2020
Net revenue	$82.5	$56.8	$4.8
Gross profit	47.6	35.4	(3.6)
Contribution Margin[3]	6.8	4.9	(8.6)
Loss from operations	(16.9)	(17.9)	(21.6)
Net loss	(18.1)	(19.8)	(21.5)
Adjusted EBITDA[3]	(11.3)	(12.1)	(17.2)

$ Million	For the Twelve Months Ended
	December 31, 2021	December 31, 2020	December 31, 2019
Net revenue	$186.3	$33.2	$142.2
Gross profit	105.4	(5.3)	83.9
Contribution Margin[3]	5.2	(45.9)	10.0
Loss from operations	(73.2)	(92.6)	(45.8)
Net loss	(80.0)	(96.9)	(45.0)
Adjusted EBITDA[3]	(51.8)	(78.7)	(35.0)

[1]

Sequential numbers are being presented for this period due to the negative impact of the global COVID-19 pandemic on the results for the three and twelve months ended December 31, 2020, which resulted in the suspension or cancellation of substantially all live events in the company’s markets and the comparable prior year periods being significantly impacted for comparison purposes.

[2]

The results presented here for the three months ended September 30, 2021 have been restated from those presented previously. For more detailed information on these restated results, please see Notes 2 and 18 of SeatGeek’s Audited Consolidated Financial Statements filed as a part of Amendment No. 3 to the Registration Statement of Form S-4 filed by RedBall Acquisition Corp. on April 14, 2022.

[3]

Contribution Margin and Adjusted EBITDA are not measures defined under Generally Accepted Accounting Principles in the U.S. (“GAAP”). See “Use of Non-GAAP Measures’’ below for information on these non-GAAP measures and a reconciliation to the most comparable GAAP measure.

“Our strong results in the fourth quarter, which capped a record 2021, showed the resilience of our business model and fulfilled the strategic initiatives made over the past two years. We’re seeing significant momentum in both the primary and secondary markets, leading to strong market share growth driven by our innovative ticketing and consumer experience technology. We’ve navigated through the pandemic with focus and precision, and have an eye toward the future for SeatGeek and all of our customers – fans, teams, and venues alike,” said Jack Groetzinger, CEO and co-founder.

“Looking to the year ahead, we’ll be increasing our investments in our enterprise clients. When we exceed the expectations of our partners, it gives them the opportunity to exceed expectations for their fans and create value for all stakeholders,” concluded Groetzinger.

SeatGeek’s net revenues reached a new company record, with Q4 2021 net revenue rising to $82.5 million, up approximately 45% from $56.8 million in Q3 2021 and versus $4.8 million in Q4 2020, when most live events were suspended or cancelled due to the global COVID-19 pandemic. Growth was driven not only by the ebbing effect of the COVID-19 pandemic, but also by the company’s ongoing success attracting major venues and teams to SeatGeek’s primary ticketing enterprise platform, and the continued expansion of SeatGeek’s secondary ticketing revenue and market share.

Gross profit of $47.6 million in Q4 2021 was also a company record, up approximately 34% from $35.4 million in Q3 2021. Contribution Margin, defined by the company as gross profit less sales and marketing expense, was $6.8 million in Q4 2021, compared to $4.9 million in Q3 2021, as a result of increased sales and marketing expenses in markets with recently signed enterprise partnerships. Loss from operations for the quarter was ($16.9) million versus ($17.9) million in Q3 2021 and ($21.6) million in Q4 2020. Adjusted EBITDA for the quarter was a loss of ($11.3) million, versus ($17.2) million in Q4 2020, also reflecting continued increases in R&D personnel investment intended to accelerate the company’s momentum and competitive differentiation.

Brad Tacy, SeatGeek CFO, added, “Our financial performance in Q4 reflected record revenue and gross profit growth compared to Q3, which we believe illustrates the effectiveness of our vertically integrated strategy and allows us to capture greater share in primary and secondary ticket markets and better economics for our enterprise customers. We believe that our investments in technology, sales, and marketing are positioning us for long-term sustainable and profitable growth.”

The proposed business combination between SeatGeek and RedBall is currently expected to close in the second quarter of 2022, subject to the approval of RedBall’s shareholders and other customary closing conditions.

About SeatGeek

SeatGeek is on a mission to transform the live-event experience for fans, teams and venues. By combining a superior marketplace with unparalleled primary ticketing box office technology, SeatGeek has become a global ticketing leader. SeatGeek delights fans through industry-first features including: Deal Score, its proprietary ticket rating technology; Rally, its event-day operating system; and SeatGeek Swaps, the first return policy offered by a major ticketer. In parallel, its open-ecosystem enterprise ticketing software empowers teams, venues and promoters to efficiently grow their businesses while delivering the superior experience that die-hard fans deserve.

SeatGeek is proud to partner with some of the most recognized names in sports and live entertainment across the globe including the Dallas Cowboys, Brooklyn Nets and Liverpool F.C., as well as Major League Soccer (MLS), National Football League (NFL), half of the English Premier League (EPL) and multiple theaters across NYC’s Broadway and London’s West End. Curious? Visit www.seatgeek.com.

About RedBall Acquisition Corp.

RedBall Acquisition Corp.(NYSE: RBAC) is a blank-check company incorporated as a Cayman Islands exempted company and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses with a focus on businesses in the sports, media and data analytics sectors, in particular professional sports franchises, which complement RedBall management team’s expertise and benefits from its strategic and hands-on operational leadership. RedBall’s management team represents a unique combination of operating, investing, financial and transactional experience. RedBall’s sponsor, RedBall SponsorCo LP, is an affiliate of RedBird Capital Partners.

No Offer or Solicitation

This press release does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of RedBall, SeatGeek or any of their respective affiliates.

Forward-Looking Statements

Certain statements included in this press release constitute forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the proposed business combination and expectations regarding the combined business, including the anticipated timing for closing, SeatGeek’s expected investments in its enterprise business, the impact of investments in technology, sales, and marketing and SeatGeek’s ability to achieve long-term sustainable and profitable growth. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the respective management of SeatGeek and RedBall and are not predictions of actual performance. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of SeatGeek and RedBall. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of SeatGeek and RedBall. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, the impact of the COVID-19 pandemic; changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that the approval of the shareholders of RedBall or SeatGeek is not obtained or the failure of other closing conditions; the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination; failure to realize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of RedBall’s shares on the NYSE following the business combination; costs related to the business combination; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; risks relating to the uncertainty of the projected financial information with respect to SeatGeek; risks related to the performance of SeatGeek’s business and the timing of expected business or revenue milestones; the effects of competition on SeatGeek’s business; the amount of redemption requests made by RedBall’s stockholders; the ability of RedBall or SeatGeek to issue equity or equity-linked securities or obtain debt financing in connection with the proposed business combination or in the future; and those risks and uncertainties set forth under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form S-4 and proxy statement/prospectus discussed below and other documents filed by RedBall from time to time with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither RedBall nor SeatGeek presently know, or that RedBall or SeatGeek currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect RedBall’s and SeatGeek’s expectations, plans, or forecasts of future events and views as of the date of this press release. RedBall and SeatGeek anticipate that subsequent events and developments will cause RedBall’s and SeatGeek’s assessments to change. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release. RedBall and SeatGeek do not undertake any obligation to update these forward-looking statements and RedBall and SeatGeek specifically disclaim any obligation to do so.

Important Additional Information and Where to Find It

RedBall has filed a registration statement on Form S-4 (“Registration Statement”) with the SEC, which includes a proxy statement/prospectus of RedBall, that will be both the proxy statement to be distributed to holders of RedBall’s ordinary shares in connection with its solicitation of proxies for the vote by RedBall’s shareholders with respect to the proposed business combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in the business combination to SeatGeek stockholders. After the Registration Statement is declared effective, RedBall will mail a definitive proxy statement/prospectus to the shareholders of RedBall as of a record date to be established for voting on the proposed business combination. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision with respect to the business combination. Before making any voting or investment decision, investors and security holders of RedBall and other interested persons are urged to carefully read the entire Registration Statement, the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus, when they each become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination. The documents filed by RedBall with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by RedBall may be obtained free of charge from RedBall at www.redballac.com. Alternatively, these documents, when available, can be obtained free of charge from RedBall upon written request to RedBall Acquisition Corp., 667 Madison Avenue, 16th Floor, New York, NY 10065. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

RedBall and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of RedBall with respect to the proposed business combination. For information regarding RedBall’s directors and executive officers and a description of their interests in RedBall, please see Redball’s final prospectus related to its initial public offering filed with the SEC on August 13, 2020 and available free of charge at the SEC’s website at www.sec.gov. To the extent such holdings of RedBall’s securities may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Registration Statement and proxy statement/prospectus and other relevant documents when they become available. SeatGeek and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of RedBall in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the Registration Statement and proxy statement/prospectus for the proposed business combination when available.

Investor Contact

Brett Harriss, Vice President, Investor Relations

ir@seatgeek.com

Media Contact

Dan Gagnier / Jeffrey Mathews, Gagnier Communications

seatgeek@gagnierfc.com

SeatGeek Media Relations

press@seatgeek.com

SEATGEEK, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands, except share and per share amounts)

	December 31,
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$95,811	$123,272
Restricted cash	15,989	3,571
Trade accounts receivable, net	18,307	6,309
Prepaid expenses and other current assets	18,926	5,403

Total current assets	149,033	138,555
Property and equipment, net	11,941	14,585
Goodwill	29,622	28,563
Intangible assets, net	2,007	9,678
Other assets and restricted cash	20,105	9,338

Total assets	$212,708	$200,719

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Trade accounts payable	$10,500	$4,515
Rightsholder and seller accounts payable	58,157	16,165
Accrued expenses and other current liabilities	84,581	57,249
Debt, current portion	6,250	—

Total current liabilities	159,488	77,929
Long-term debt	59,432	65,317
Deferred tax liabilities, net	462	350
Other long-term liabilities	8,113	9,727

Total liabilities	227,495	153,323
Commitment and contingencies (Note 16)
Convertible preferred stock – par value $0.001 per share; 135,622,253 shares authorized as of December 31, 2021 and December 31, 2020; 125,009,547 shares issued and outstanding as of December 31, 2021 and December 31, 2020	272,252	272,252
Stockholders’ equity (deficit):
Common stock – par value $0.001 per share; 190,000,000 shares authorized as of December 31, 2021 and December 31, 2020; 32,245,806 and 27,376,059 shares issued and outstanding at December 31, 2021 and December 31, 2020, respectively	19	15
Additional paid-in capital	35,177	18,878
Accumulated deficit	(326,414)	(246,455)
Accumulated other comprehensive income	4,179	2,706

Total stockholders’ equity (deficit)	(287,039)	(224,856)

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$212,708	$200,719

SEATGEEK, INC. AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except share and per share amounts)

	Year Ended December 31,
	2021	2020	2019
Net revenue	$186,330	$33,237	$142,170
Cost of revenue	80,962	38,499	58,258

Gross profit	105,368	(5,262)	83,912
Operating expenses:
Sales and marketing	100,171	40,612	73,956
General and administrative	32,722	14,768	21,930
Research and development	45,654	31,910	33,790

Total operating expenses	178,547	87,290	129,676

Loss from operations	(73,179)	(92,552)	(45,764)
Other income	224	1,843	1,950
Interest expense, net	(6,957)	(5,875)	(884)

Other (expense) income	(6,733)	(4,032)	1,066

Loss before income taxes	(79,912)	(96,584)	(44,698)
Provision for income tax	(47)	(297)	(343)

Net loss	(79,959)	(96,881)	(45,041)

Other comprehensive income, net of tax:
Cumulative translation adjustment	1,473	812	2,817

Total other comprehensive income	1,473	812	2,817

Total comprehensive loss	$(78,486)	$(96,069)	$(42,224)

Net loss attributable to common stockholders	$(79,959)	$(96,881)	$(45,041)

Net loss per share attributable to common stockholders, basic and diluted	$(2.65)	$(3.64)	$(1.80)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	30,225,758	26,634,124	25,033,014

SEATGEEK, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2021	2020	2019
OPERATING ACTIVITIES
Net loss	$(79,959)	$(96,881)	$(45,041)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	11,621	11,115	8,976
Provision for bad debt	816	215	338
Stock-based compensation	6,784	2,763	2,033
Noncash partner incentives	1,502	291	1,352
Deferred tax benefit	113	(46)	140
Other noncash charges	514	609	165
Changes in operating assets and liabilities:
Trade accounts receivable	(9,264)	7,944	(5,385)
Prepaid expenses and other current assets	(11,408)	3,212	554
Other assets	(5,160)	928	(1,690)
Trade accounts payable	5,976	(193)	203
Accrued expenses and other current liabilities	25,405	11,639	9,640
Other long-term liabilities	(1,639)	184	7,293

Net cash used in operating activities	(54,699)	(58,220)	(21,422)
INVESTING ACTIVITIES
Purchases of property and equipment	(1,389)	(2,352)	(10,944)
Capitalized internal-use software costs	(28)	(1,622)	(881)

Net cash used in investing activities	(1,417)	(3,974)	(11,825)
FINANCING ACTIVITIES
Funds held for settlement	40,028	10,202	9,326
Borrowing of Term Loan, net of fees	—	36,992	22,981
Borrowing of PPP Loan, net of fees	—	6,250	—
Borrowing under other loans	—	128	—
Proceeds from issuance of preferred stock, net of issuance costs	—	103,606	—
Repayment of long-term debt	—	(128)	(212)
Payments of capitalized transaction costs	(3,086)	—	—
Proceeds from exercises of stock options and warrants	4,237	1,153	734

Net cash provided by financing activities	41,179	158,203	32,829
Effect of exchange rate changes on cash and cash equivalents	(228)	372	76

Net increase (decrease) in cash, cash equivalents and restricted cash	(15,165)	96,381	(342)
Cash, cash equivalents and restricted cash, beginning of year	132,682	36,301	36,643

Cash, cash equivalents and restricted cash, end of year	$117,517	$132,682	$36,301

Reconciliation to the consolidated balance sheets:
Cash and cash equivalents	$95,811	$123,272	$27,608
Restricted cash	15,989	3,571	2,159
Restricted cash included in other assets and restricted cash	5,717	5,839	6,534

Total cash, cash equivalents, and restricted cash	$117,517	$132,682	$36,301

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for income taxes	$158	$560	$—
Cash paid for interest expense	$6,388	$5,393	$994
Stock-based compensation capitalized as internal-use software	$22	$428	$240
Accrued property and equipment purchases	$—	$304	$785
Noncash issuance of convertible preferred stock warrants	$5,076	$—	$—
Deferred transaction costs in accounts payable and accrued liabilities	$492	$—	$—

Use of Non-GAAP Measures

Contribution margin is a supplemental measure of operating performance monitored by management that is not defined under GAAP and that does not represent, and should not be considered as, an alternative to gross profit, as determined by GAAP. We define Contribution Margin as gross profit less sales and marketing expense. We use Contribution Margin to understand and evaluate the efficacy of our demand-side spend.

Adjusted EBITDA is a supplemental measure of operating performance monitored by management that is not defined under GAAP and that does not represent, and should not be considered as, an alternative to net loss, as determined by GAAP. We define Adjusted EBITDA as loss from operations, adjusted for depreciation and amortization, equity-based compensation expense and transaction and public readiness costs. We use Adjusted EBITDA to understand and evaluate our core operating performance and trends.

We use Contribution Margin and Adjusted EBITDA in conjunction with GAAP measures as part of our overall assessment of our performance, including the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies, including assessing the efficacy of our marketing spend, and to communicate with our board of directors concerning our financial performance. We believe our non-GAAP measures are also helpful to investors, analysts and other interested parties because they can assist in providing a more consistent and comparable overview of our operations across our historical financial periods. Our non-GAAP measures have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP. Because of these limitations, you should consider our non-GAAP measures alongside other financial performance measures, including gross margin, loss from operations and our other GAAP results. In evaluating our non-GAAP measures, you should be aware that in the future, we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of non-GAAP measures should not be construed as an inference that our future results will be unaffected by the types of items excluded from the calculation of our non-GAAP measures. Our non-GAAP measures are not a presentation made in accordance with GAAP and the use of the terms varies from others in our industry.

A reconciliation of Contribution Margin to gross profit, the most directly comparable GAAP measure, is as follows:

$ Million	For the Three Months Ended
	December 31, 2021	September 30, 2021	December 31, 2020
Gross profit	$47.6	$35.4	$(3.6)
Sales and marketing expense	(40.9)	(30.5)	(5.0)

Contribution Margin	6.8	4.9	(8.6)

$ Million	For the Twelve Months Ended
	December 31, 2021	December 31, 2020	December 31, 2019
Gross profit	$105.4	$(5.3)	$83.9
Sales and marketing expense	(100.2)	(40.6)	(73.9)

Contribution Margin	5.2	(45.9)	10.0

A reconciliation of Adjusted EBITDA to loss from operations, the most directly comparable GAAP measure, is as follows:

$ Million	For the Three Months Ended
	December 31, 2021	September 30, 2021	December 31, 2020
Loss from operations	$(16.9)	$(17.9)	$(21.6)
Depreciation and amortization	2.9	2.8	3.2
Equity based compensation[1]	1.9	2.0	1.2
Transactions & public readiness costs[2]	0.8	1.0	0.0

Adjusted EBITDA	(11.3)	(12.1)	(17.2)

$ Million	For the Twelve Months Ended
	December 31, 2021	December 31, 2020	December 31, 2019
Loss from operations	$(73.2)	$(92.6)	$(45.8)
Depreciation and amortization	11.6	11.1	9.0
Equity based compensation[1]	6.8	2.8	1.8
Transactions & public readiness costs[2]	3.0	0.0	0.0

Adjusted EBITDA	(51.8)	(78.7)	(35.0)

[1]	Non-cash equity-based compensation expenses.
[2]

Transaction and public readiness costs include non-capitalizable costs related to the Business Combination and non-recurring expenses related to our public company readiness initiative undertaken in anticipation of becoming subject to SEC and other obligations of a publicly listed company upon completion of the Company’s proposed business combination with RedBall.